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                                                                  EXHIBIT (A)(7)

June 7, 1999

FOR IMMEDIATE RELEASE

                     YELLOW CORPORATION MAKES TENDER OFFER
                     TO ACQUIRE JEVIC TRANSPORTATION, INC.

     OVERLAND PARK, KAN. -- Yellow Corporation (NASDAQ: YELL) and Jevic Transportation, Inc. (NASDAQ: JEVC) today announced that the Jevic Board of Directors has recommended that its shareholders accept a tender offer by Yellow to acquire all 11.5 million shares of Jevic at $14 per share. If the tender is successful, Jevic will become part of Yellow Corp.'s newly formed regional transportation services holding company. The new carrier group would become one of the nation's largest regional LTL transportation companies.

     The value of the tender offer, including debt assumption, is approximately $200 million and is also subject to regulatory approval. The transaction is to be financed through existing debt facilities and could be completed early in the third quarter of 1999.

     Jevic is a fully-integrated regional and inter-regional less-than-truckload and truckload carrier. In 1998, Jevic reported revenue of $226.1 million and operating income of $16.7 million, for an operating ratio of 92.6. Net income was $9.3 million, up from $7.8 million in the prior year. In the first quarter of 1999, Jevic reported revenue of $65.8 million, an increase of 19.9 percent over revenue in the 1998 first quarter. First quarter 1999 operating income was $4.9 million, up 29.3 percent from the prior year period. The first quarter 1999 operating ratio was 92.5.

     "As one of the premier transportation services companies in our industry today, Jevic is an excellent fit with Yellow Corporation's regional transportation strategy," said A. Maurice Myers, chairman, president and CEO of Yellow Corporation. "Jevic has established itself as one of the best performing carriers in our rapidly consolidating industry. They have grown quickly and have maintained excellent profitability."

     With the addition of Jevic, Yellow Corporation annual revenue from its regional carrier group will approach $800 million. "With this critical mass, it is obvious that our regional carrier group demands its own management and structure to best serve the fast growing regional market sector. A search is currently underway internally and externally for a President for this new holding company."

     The acquisition of Jevic would give Yellow's regional carrier group significant additional regional service coverage in the Northeast and Upper Midwest. Other regional Yellow Corporation companies include Saia, an LTL carrier serving the Southeast, WestEx, serving California and the Southwest, and Action Express, serving the Pacific Northwest and Rocky Mountain States.

     It is Yellow Corporation's intent to operate Jevic as a separate, stand-alone company within the regional carrier holding company. No reductions in the current Jevic workforce are expected to result from the acquisition. Jevic employs approximately 2,300 people, including 1,200 drivers.

     Jevic founder Harry Muhlschlegel will remain as Chief Executive Officer and current President and Chief Operating Officer Paul Karvois will continue, after closing, along with all members of his current management team.

     "Yellow Corporation's newly formed regional transportation group is very exciting," said Muhlschlegel, who with his wife Karen founded Jevic in 1982. "This is the next logical step for us. We have proven that our business philosophy and operating model works in today's market. We've kept our focus on our people first, especially our drivers, because they are the ones who deliver the service our customers expect. Of most importance to our employees and our customers, this transaction will have no impact on day-to-day operations and have a very positive impact long-term on our ability to keep growing and providing the service our customers demand."
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     Jevic operates a unique hybrid less-than-truckload and truckload network that de-emphasizes the need for large breakbulk facilities where freight often is re-handled. Origin terminals build loads that are sequenced within the trailers for easy delivery by the driver along a flexible route. The operating model has significantly reduced cost-per-shipment and claims while increasing revenue per ton and maintaining high on-time reliability.

     Jevic's regional facilities are located in the metropolitan areas of Atlanta, Boston, Charlotte, Chicago, Cincinnati, Cleveland, Houston and Philadelphia. Its headquarters are in Delanco, New Jersey, in the Philadelphia metropolitan area.

     Yellow Corporation is a holding company with operating subsidiaries specializing in national regional and international less-than-truckload transportation services. Headquartered in Overland Park, Kansas, Yellow employs approximately 29,700 people.

     Statements contained in this release that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the company's expectations, hopes, beliefs and intentions on strategies regarding the future. It is important to note that the company's actual future results could differ materially from those projected in such forward-looking statements because of a number of factors, including but not limited to inflation, labor relations, inclement weather, competitor pricing activity, expense volatility and a downturn in general economic activity.

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Analyst Contact:        H.A. (Bert) Trucksess III
                        913-696-6105
Media Contact:          Roger Dick
                        913-696-6184
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